Mail Stop 4561

        February 9, 2006

Mr. Wang Xin
Chief Executive Officer
Orsus Xelent Technologies, Inc.
6B Building 5, Yi Jing Yuan
Chaoyang Disc
Beijing, People`s Republic of China 100020

Re: Orsus Xelent Technologies, Inc.
        Form 10-KSB for the fiscal year ended December 31, 2004
        Form 10-Q for the quarterly period ended September 30, 2005
        File No. 333-117718

Dear Mr. Wang Xin:

We have completed our review of the filings referenced above and have
no further comments at this time.

        Sincerely,

        Steven Jacobs
        Branch Chief